Filed Pursuant to Rule 424(b)(3)

Registration No. 333-199641

PROSHARES TRUST II

ProShares Ultra Gold and ProShares UltraShort Gold

(each a “Fund” and together, the “Funds”)

Supplement No. 1 dated March 20, 2015 to the Funds’ prospectus and disclosure document dated November 26, 2014

(the “Prospectus”)

On March 20, 2015, the London Gold Fix (the benchmark for the Funds) will be renamed the LBMA Gold Price in conjunction with updates to the calculation of the benchmark. The London Bullion Market Association (the “LBMA”), the company that runs the London Gold Fix, announced that it has selected ICE Benchmark Administration (the “IBA”) to calculate the LBMA Gold Price, which will be based on an electronic, physically settled auction-based methodology. The change in the way the benchmark is calculated will have no material impact on the management or operation of UGL and GLL.

Accordingly, effective immediately, the benchmark for each Fund will be renamed, as follows:

Fund Name	Prior Benchmark Name	New Benchmark Name
ProShares Ultra Gold	London Gold Fix / The daily performance of gold bullion as measured by the U.S. dollar p.m. fixing price for delivery in London	LBMA Gold Price / The daily performance of gold bullion as measured by the U.S. dollar p.m LBMA Gold Price

ProShares UltraShort Gold	London Gold Fix / The daily performance of gold bullion as measured by the U.S. dollar p.m. fixing price for delivery in London	LBMA Gold Price / The daily performance of gold bullion as measured by the U.S. dollar p.m LBMA Gold Price

Each reference in the Prospectus to the Prior Benchmark Name will be replaced with the New Benchmark Name. In addition, the section in the Funds’ Prospectuses entitled “Description of the Commodity Benchmarks – Gold” is hereby deleted in its entirety and replaced with the following disclosure:

Gold

ProShares Ultra Gold and ProShares UltraShort Gold are designed to correspond (before fees and expenses) to two times (2x) or two times the inverse (-2x), respectively, of the daily performance of gold bullion as measured by the U.S. dollar p.m. LBMA Gold Price, which serves as the Funds’ benchmark. The Funds do not directly or physically hold the underlying gold to pursue their respective investment objectives, but instead, seek exposure to gold through the use of Financial Instruments (primarily exchange-traded futures contracts and OTC forward contracts) whose value is based on the underlying LBMA Gold Price.

On March 19, 2015, the London Bullion Market Association (the LBMA), the company that ran the London gold fixing, ceased running the process. The LBMA selected ICE Benchmark Administration to calculate the price, which was renamed the LBMA Gold Price, and is based on an electronic, auction-based methodology effective March 20, 2015. The gold market is a global marketplace consisting of both OTC transactions and exchange-traded products. The OTC market generally consists of transactions in spot, forwards, options and other derivatives, while exchange-traded transactions consist of futures and options.

The LBMA Gold Price is determined each trading day at 3:00 p.m. London time, providing a reference gold price for that day’s trading. Many long-term contracts are priced on the basis of the LBMA Gold Price and market participants will usually refer to the LBMA Gold Price when looking for a basis for valuation.

These securities have not been approved or disapproved by the United States Securities and Exchange Commission (the “SEC”) or any state securities commission nor has the SEC or any state securities commission passed upon the accuracy or adequacy of this Prospectus. Any representation to the contrary is a criminal offense. Neither Fund is a mutual fund or any other type of investment company within the meaning of the Investment Company Act of 1940, as amended, and neither is subject to regulation thereunder.

THE COMMODITY FUTURES TRADING COMMISSION HAS NOT PASSED UPON THE MERITS OF PARTICIPATING IN THESE POOLS NOR HAS THE COMMISSION PASSED ON THE ADEQUACY OR ACCURACY OF THIS DISCLOSURE DOCUMENT.

Please retain this supplement for future reference.